Exhibit II-8

Towa Real Estate Development Co., Ltd.'s Announcement Concerning an Invitation for Subscription of Shares (Common and Preferred Stock) to Be Issued by Allocation of New Shares to a Third Party, dated February 5, 2009.

A fair and accurate translation of the material provisions of the above-mentioned foreign language document is included in Mitsubishi Estate Company, Limited's Notice Concerning Subscription for an Allocation of New Shares to a Third Party, dated February 5, 2009, attached as Exhibit I-6. The above-mentioned foreign language document included a detailed description of the terms of the preferred shares, which has been omitted from this summary.